

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Dave Eckert, President
Solanex Management, Inc.
3820 Boca Chica Avenue
Las Vegas, NV 89120

      Re: Solanex Management, Inc.
             Form 8-K
             Filed September 24, 2010
             File No. 0-49632

Dear Mr. Eckert:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      You may contact me at (202) 551-3732 with any questions.

                    Sincerely,

                    Melinda Hooker
                    Staff Accountant